FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

02 JUL 29 AM 10: 25

02042865

FOSTER'S
GROUP

Inspiring Global Enjoyment

Fosters Brewing Group

SUPPL

PRESS RELEASE

PLEASE DELIVER URGENTLY

**The following announcement was made to the
Australian Stock Exchange Limited today.**

TOTAL PAGES: 3

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

*Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com
if the following names/numbers are outdated.*

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On-market**
2	Date Appendix 3C was given to ASX	**9 November 2001**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**4,500,000**	**1,500,000**
4	Total consideration paid or payable for the shares	**$20,467,650**	**$6,886,950**

+ See chapter 19 for defined terms.

30/9/2001

Appendix 3E Page 1

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: **$4.58** date: **25/7/02** lowest price paid: **$4.50** date: **24/7/02**	highest price paid: **$4.60** lowest price paid: **$4.58** highest price allowed under rule 7.33: **$4.75**

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

> **Overall 44,000,000 — however, under the current tranche announced on 23 July 2002: 3,000,000**

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: . 29 July 2002
               (Director/Company secretary)

Print name: ....
                   == == == == ==